UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Aspira Women's Health Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

04537Y109
 (CUSIP Number)

H. George Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 04537Y109		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
H. George Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,596,795

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,596,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,596,795

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This percentage is based on a total of 111,561,251 Shares (as defined herein) outstanding, which is the sum of (i) 104,661,251 Shares outstanding as of February 2, 2021, as disclosed in the Issuer’s prospectus the Form 424(b)(5) filed by the Company with the Securities and Exchange Commission on February 5, 2021, and (ii) 6,900,000 Shares issued pursuant to the February 2021 Offering.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Therese Heidi Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,748,537

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,748,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,748,537

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This percentage is based on a total of 111,561,251 Shares (as defined herein) outstanding, which is the sum of (i) 104,661,251 Shares outstanding as of February 2, 2021, as disclosed in the Issuer’s prospectus the Form 424(b)(5) filed by the Company with the Securities and Exchange Commission on February 5, 2021, and (ii) 6,900,000 Shares issued pursuant to the February 2021 Offering.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, Amendment No. 10 filed on July 02, 2019, Amendment No. 11 filed on June 12, 2020, and Amendment No. 12 filed on July 06, 2020 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $2,666,662.50 was paid to acquire the Shares acquired by the Reporting Persons in connection with the February 2021 Offering (defined and described in Item 4 herein), representing a purchase price of $7.50 per Share. Specifically, (i) the Therese Trust1 paid $1,333,335.00 to acquire 177,778 Shares and (ii) the Schuler Grandchildren LLC paid $1,333,327.50 to acquire 177,777 Shares. The funds used to make these purchases were personal funds of Jack W. Schuler that had been entrusted to each of the Therese Trust and Grandchildren LLC.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 4, 2021, the Issuer announced the pricing of an underwritten public offering of 6,000,000 Shares at a price of $7.50 per Share, plus a 30-day option for the underwriters to purchase up to an additional 900,000 Shares (the “Option Shares”) at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any (the “February 2021 Offering”). The February 2021 Offering, including the Option Shares, closed on February 8, 2021.

In connection with the closing of the February 2021 Offering, the Therese Trust acquired 177,778 Shares and the Grandchildren LLC acquired 177, 777 Shares.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 8,596,795 Shares, representing approximately 7.7% of the Shares outstanding.  This amount consists of: (i) 6,748,537 Shares held by the Therese Trust; (ii) 1,680,954 Shares held by the Grandchildren LLC; (iii) 26,000 Shares held by Gayle Schuler; and (iv) 141,304 Shares held by Seascape Partners L.P.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 5 of 6 Pages

As of the date hereof, Therese Trust may be deemed to beneficially own, in the aggregate, 6,748,537 Shares, representing approximately 6.0% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 111,561,251 Shares outstanding, which is the sum of (i) 104,661,251 Shares outstanding as of February 2, 2021, as disclosed in the Issuer’s prospectus the Form 424(b)(5) filed by the Company with the Securities and Exchange Commission on February 5, 2021, and (ii) 6,900,000 Shares issued pursuant to the February 2021 Offering.

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of the Therese Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity. George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

(c) Other than the purchase pursuant to the February 2021 Offering, described in Item 3 and Item 4 of this Amendment No. 13, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H. George Schuler
/s/ H. George Schuler

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name:     H. George Schuler
Title:       Trustee

February 10, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).